

MāKā
HIBISCUS PASSIONFRUIT
Organic Flavors
WHEATGRASS WELLNESS
ENERGIZING YERBA MATE
USDA ORGANIC

INVEST IN **MAKA**

The Best of a Green Juice and an Energy Drink, in One Award-Winning Brand

livingmaka.com Arlington, VA







Highlights

1. Won Best New Beverage at Expo West + Most Fundable Company, MAKA is built to stand out and scale
2. Over $1M+ in lifetime revenue proves strong consumer demand and the power of a mission-driven brand

3   Organic yerba mate + wheatgrass = clean, sustained plant energy with zero crash and zero compromise

4   Launching our next phase with standout branding, a new flavor, and a plan to scale omni-channel.

5   Revamped supply chain = improved margins, streamlined ops, and the capacity to sustainably scale

6   Founded by a triathlete, fueled by a personal mission we blend resilience with purpose-driven growth

7   This isn't a startup story it's a brand revival. MAKA is back & built to win shelf space and hearts

8   65% e-comm retention rate, 54% subscription revenue, avg. order value $72, avg. order = 2.1 cases

Featured Investor



Robert "Skip" Coleman in
Invested $205,000 ⓘ

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"I've invested in start-up companies previously, and, fortunately, I've picked some winners. My investment selection criteria is simple and straightforward...I only invest in companies with the following characteristics - 1) Visionary, resilient, dedicated and enthusiastic founder 2) Experienced and talented management team 3) Innovative and differentiated product that satisfies a market need and exhibits proven market demand 4) Substantial product growth trajectory in a market that supports significant sales expansion and a clear pathway to profitability Maka hits the mark on each of these criteria. All this...and it's healthy and tastes great! Try it, join the Maka family, and...Live Maka!"

Our Team



Brian Hill Founder & CEO

Track record of turning 0-to-1 ideas into scalable brands. Combines startup grit with purpose-driven growth, turning whitespace into opportunity with speed, creativity, and discipline. Building an award-winning CPG company. Georgetown U & Boston U Alum



Russell Hirshon Marketing & Field

Russell has 30+ years of experience in branding, creative, interactive and digital agencies. His clients included National Geographic, Nissan, Kellogg's, Energizer, Debeers, CAVA, Sweetgreen, and more. Russell founded his own agency prior to joining MAKA.



Danny Rubenstein Strategic Advisor

Danny brings 35+ years of CPG experience, including as a founding partner of Naked Juice. His strategic insight and track record scaling health & wellness brands make him an invaluable advisor to MAKA as we rebuild and position for long-term growth.



James Curley VP of Sales

James brings 40+ years of natural CPG sales experience, having led growth at iconic brands like Mamma Chia and Tofurky. His deep industry expertise, network, and passion for mission-driven food make him the ideal VP of Sales to scale MAKA nationwide.

Blending the best of both worlds: the wellness of a green juice and the energizing lift of an energy drink



ENERGY | FOCUS | IMMUNE SUPPORT | ANTIOXIDANT VITAMINS | CHLOROPHYLL GREENS | DELICIOUS











MAKA is an award-winning organic, plant-based energy drink that tastes amazing. We made wheatgrass craveable, and now we're scaling with fresh operations & supply chains, a new flavor drop, and a focused plan to get clean, plant-based energy on every shelf (and in every fridge).

What we're building at MAKA isn't your average beverage brand. This is a movement powered by purpose, built on three core beliefs:

💥 **Energy should come from real plants, not chemicals**

🌱 **Wellness and hustle can co-exist in one can**

🛠️ **Brands should grow with integrity, not just hype**

We're not chasing trends. We're creating a better way to energize and inviting you (our community) to own a piece of it.

Naturally Gluten Free | Wheatgrass Wellness | USDA Organic Certified | Yerba Mate Energy

MāKā
HIBISCUS PASSIONFRUIT
WHEATGRASS WELLNESS
ENERGIZING YERBA MATE
MāKā
MANGO
WHEATGRASS WELLNESS
ENERGIZING YERBA MATE
MāKā
LEMON
WHEATGRASS WELLNESS
ENERGIZING YERBA MATE
MāKā
COCONUT PINEAPPLE
WHEATGRASS WELLNESS
ENERGIZING YERBA MATE

Award-Winning Product.
Massive Market.
Proven Team.

MASSIVE MARKET, CLEAR WHITE SPACE

The $48.5B U.S. energy drink market is booming, and the organic, plant-based segment is projected to grow 9.2% annually to $4.2B. MAKA is an early mover with wheatgrass-powered energy, turning a niche wellness shot into a category-defining beverage.

AWARD-WINNING BRAND, PROVEN DEMAND

MAKA won Best New Beverage at Expo West and has topped $1M+ in lifetime sales. Our customers state they love MAKA because it tastes great and makes them feel great!

PRIMED FOR GROWTH

We've got the operations, the team, standout branding, award-winning flavors, and a passion. With a revamped supply chain, a bold new flavor drop, and a high-impact direct store delivery (DSD) distribution, we're not just back, we're built to scale!

PROVEN TEAM WITH PURPOSE

Led by a mission-driven founder and backed by seasoned CPG veterans, this team knows how to build brands (and yes, all of us have done it before).

TASTES AMAZING, FEELS EVEN BETTER

MAKA blends the best of both worlds: the wellness of a green juice and the

MAKA blends the best of both worlds: the wellness of a green juice and the energizing lift of an energy drink – delivering a steady focus without the crash. MAKA is so good, it's turning coffee lovers and traditional energy drink consumers into converts & loyal fans.



MAKA started with a simple idea: turn wheatgrass from a hardcore health shot into something people actually want to drink. We launched, won Best New Beverage, and quickly built a fanbase obsessed with how MAKA tastes and how it makes them feel.

Then we discovered two things:

1. Consumers are starving for clean, plant-based energy that doesn't taste like regret.

2. Building a beverage brand is a full-contact sport, which means growth is not linear.

Now, we are launching our next phase with shelf-popping branding, an all-new highly craveable flavor drop, improved ops, and a team ready to scale into a $4.2B opportunity. MAKA's not just back, we're positioned to become the go-to organic, plant-based energy beverage.

Functional Fuel.
Flavor-First.
Fan Approved.

What Makes MAKA Different

- Wheatgrass + Yerba Mate = clean, functional energy + nutrients (80% DV of Vitamin A)
- No artificial junk. No sugar bombs. Just vibrant, happiness-inducing, fruit-forward flavor.
- Ready-to-drink. Shelf-stable. Plant-based. Purpose-driven.
- Taste-tested. Consumer-loved.


Thank you!
Just the right vibe
This is delicious
Get that MAKA in your mouth...
That is delicious!
Woooow!
IT'S THE WHEATGRASS!



4.7
Delicious, great flavors and level of energy is awesome !
Maryland S.
United States
Maka Delivers A Refreshing and Nutritious Boost
Hellcat
United States
MaKa has become a "Morning Ritual"
Best drink ever! I love Maka.
Dawn B.
United States
MāKā
HIBISCUS PASSIONFRUIT
COCONUT PINEAPPLE
WHEATGRASS WELLNESS
ENERGIZING YERBA MATE
FEATURED IN :
People
Entrepreneur
BEVNET
SAG·AFTRA
New Hope NETWORK
tasteradio
ELEVATOR TALK

The MAKA Way:
Real Plants, Real Energy, No Nonsense

Not Your Average Energy Drink

We didn't want to make another jitter bomb in a can. So, we did things differently:

differently:

- We use actual plants, wheatgrass, yerba mate, guayusa. Real ingredients. Real flavor.
- We pack antioxidant Vitamin A in every can, 80% of your daily dose.
- Clean caffeine = steady focus. No crash. No panic. Just "I got this" energy.
- We promote balance, not burnout. You won't find 300mg of caffeine or wild claims, just a smarter, smoother approach to energy.
- We keep it certified Organic, non-GMO, and fully plant-powered.
- And yeah... it tastes amazing. No salad-in-a-can vibes here.



Antioxidant
Chlorophyll
Delicious
Energy
Focus
Immune Support
Immune Support
Antioxidant
Chlorophyll

Wheatgrass:
The Unsung Hero in Every Can

Why Wheatgrass? Because It's the Green MVP

Wheatgrass is one of nature's most nutritionally dense plants with essential vitamins, minerals, and antioxidant compounds. Each can of MAKA delivers 80% of your recommended daily Vitamin A to help support immune function.

It's the unsung hero of functional greens. No shots. No mess. No blender required. Simply serve cold and enjoy the vibe.

🍉 Something Juicy Is Coming... and You Could Sip It First

We're about to drop our boldest, most refreshing flavor yet. We won't spoil the surprise, but here's a hint: it's crisp, juicy, summer-ready, and might just become your fridge's new favorite. Investors get early access.

Get in now. Sip ahead of the curve.





**Bootstrapped.
Battle-Tested.
Ready to Scale.**

From Car Trunks to National Shelves

We launched in 2021 with three bold flavors and real hustle, self-distributing out of car trunks across D.C., Maryland, Virginia, and Delaware. Within months, MAKA was in 40+ indie retailers. Then came big wins: KeHE's Golden Ticket, UNFI's UpNext Accelerator, and national distribution.

In 2023, MAKA won Best New Beverage at Expo West. In 2024, we were named one of Pepperdine University's Most Fundable Companies. We've got the proof. Now we're ready to grow.

2024 Setback. 2025 Setup.

2024 was on track to be our breakout year, with $1.2M projected revenue and consistent 200-230% YoY growth. Then, a supply and distribution breakdown occurred at the worst possible time.

We didn't fold. We fixed it. faster ops, better partners, bolder branding, and a

We didn't fold. We fixed it, faster ops, better partners, bolder branding, and a new sales + DSD distribution strategy.

Now we're back, rebuilt, and launching into a $4.2B opportunity with a proven product, a smarter playbook, and demand that never went away.



Legal Disclaimer: Statements in this campaign regarding projected revenue, market size, potential acquisitions, future growth, or other forward-looking information are based on our current expectations and assumptions. These forecasts are not guarantees of future performance. Actual results may differ materially due to a range of risks and uncertainties. MAKA makes no assurances that any projections or future milestones will be achieved.

We Tried It Their Way.
Now We Are Doing It Ours.

We've Been in the Arena. We're Doing It Smarter.

The food and beverage world doesn't hand out participation trophies. It's a high-stakes game, and we've learned that the traditional playbook (heavy reliance on national distributors like UNFI and KeHE, endless slotting fees, and chasing scale over sanity) doesn't work for most emerging brands. We know because we tried it.

Those partnerships opened doors and gave us national reach, but the model broke down under the weight of complexity, fees, supplier failures, and unpredictable performance. What should've been a step forward became a margin squeeze, and it forced us to step back and reassess everything.

Now, we're moving forward with a sharper strategy:

- **Smaller, smarter DSD networks** in key regions where velocity is proven and demand is building

- **Strategic retail placement** where we control the economics; no wasteful fees, no chasing vanity doors

- **A recharged DTC engine,** built to fuel loyalty, capture data, and drive subscriptions

- **Focus on gross margins** that get us to profitability, not just revenue growth

This is a refined model forged by hard-earned experience, not theory.

We're not playing the same game. We're playing to win. And this time, the model is built to last.

Where Energy Is Going, MAKA's Already There.

A $48.5B Market. A $4.2B White Space.

Energy drinks are everywhere. But clean, plant-based energy? That's still rare. The U.S. energy drink market is worth $48.5B, and the $4.2B organic, plant-based segment is growing fast.

MAKA is built for this moment: award-winning, shelf-ready, and an early leader with wheatgrass-powered energy. While others chase trends, we're rooted in function, flavor, and real demand.

ORGANIC & PLANT-BASED IS NOT AN OPTION ANYMORE – IT IS EXPECTED!

- **Organic, plant-based energy market $4.2 Billion,** by 2033

- Organic energy annual growth **outpaces the energy market** by 26%

- 50% of energy drink consumers want organic and plant-based to align with their **health-conscious, plant-forward lifestyles**

- Yet... **90%** of current energy drinks **contain artificial ingredients**

- MAKA delivers perfectly to a **vastly underserved consumer** – making $100M+ achievable by 2033

By 2033...

$48.5B
U.S. Energy Drink Market

(CAGR 7.3%)

$10.5B
Plant-based Energy

$4.2B
Organic, Plant-based Energy

(CAGR 9.2%)

Fuel the Movement. Share in the Growth.

Back MAKA today. Fuel the Future of

Organic, Plant-based Energy (and Your Portfolio)!

We've got the product, the proof, and the plan. MAKA is launching our next phase with award-winning taste, scalable ops, DSD distribution, and a brand people already love.

So if you're into drinks that taste good, brands with purpose, and investments with upside, this is your moment.

Know someone who loves clean energy and bold ideas? Invite them to invest in MAKA alongside you.

Shareable link for your friends: *wefunder.com/maka*



SECURE YOUR PLACE TODAY IN OUR SUCCESS STORY!

Press & Awards

Featured in Entrepreneur, People, SAG, BevNET, and Natural Products Expo West

Steering Committee Member: "Bringing Naturally Network Chapter to DC"

Podcast Creator & Host: Making MAKA

Guest: MAKA Interview, *BevNet's Elevator Talk*

Speaker: Guest Entrepreneur Speaker, *100 Entrepreneurs Project*

Podcast: MAKA Interview, *jobTopia Podcast by Timpl*

Podcast: MAKA Interview, *Winning at Work Podcast*

Podcast: MAKA Interview, *SoCal Restaurant Show*

Panel Moderator: "CPG Founders Tell It Straight", *DC Startup & Tech Week*

Speaker: "Crafting a Winning CPG Pitch Deck", *DC Startup & Tech Week*

Award: Most Fundable Company, Winner, *Pepperdine University*

Award: Best New Beverage, Winner, *Expo West*

Award: Trend Finder, Winner, *KeHE*

Advocate & Volunteer: Stomach Cancer Awareness & Prevention